Filed by North Mountain Merger Corp. and Corcentric, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: North Mountain Merger Corp.
Commission File No. 001-39523
Date: May 27, 2022

   Investor Presentation  May 2022

 Important Notices    1  This presentation is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”) between North Mountain Merger Corp. (“North Mountain”) and Corcentric, Inc. (“Corcentric”) and the related transactions. In connection with the proposed Business Combination, North Mountain has filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). The Registration Statement includes preliminary proxy materials that will be distributed to North Mountain’s shareholders in connection with its solicitation for voting proxies in respect of the proposed Business Combination and other matters described in the Registration Statement, as well as a prospectus relating to the offer of North Mountain’s securities to be issued in the proposed Business Combination. Investors, shareholders and other interested parties are advised to read the Registration Statement (and all amendments thereto) as well as other documents filed by North Mountain with the SEC in connection with the proposed Business Combination because these documents will contain important information about Corcentric, North Mountain and the proposed Business Combination. The definitive proxy statement/prospectus will be mailed to North Mountain’s shareholders as of the record date established for voting on the proposed Business Combination. Interested parties will also be able to obtain copies of such documents, without charge, at the SEC’s website located at www.sec.gov or by directing a request to North Mountain Merger Corp., 767 Fifth Avenue, 9th Floor, New York, NY, 10153, ATTN: Secretary, or by calling (646) 446-2700.No Representations or WarrantiesNo representation or warranties, express or implied, are given in, or in respect of, this presentation. To the fullest extent permitted by law, in no circumstances will North Mountain, Corcentric or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, investment banks, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes that North Mountain and Corcentric believe are reasonable. Neither North Mountain nor Corcentric has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. In addition, this presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of North Mountain, Corcentric or the Business Combination. Viewers of this presentation should each make their own evaluation of North Mountain and Corcentric, and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. In addition, this presentation is not, and does not purport to be, an appraisal of the securities, assets or business of North Mountain, Corcentric or any other entity. North Mountain and Corcentric reserve the right to amend or replace this presentation at any time but none of North Mountain, Corcentric, their subsidiaries, affiliates, legal advisors or financial advisors shall have any obligation to update or supplement any content set forth in this presentation or otherwise provide any additional information to the recipient should circumstances, or management’s estimates or opinions, change or any information provided in this presentation become inaccurate. The statements in this presentation, including all forward-looking statements, should not be relied upon as representing North Mountain and Corcentric’s assessments as of any date subsequent to the date of this presentation.Forward-Looking StatementsCertain statements, estimates, targets and projections in this presentation may be considered forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, or involve the future performance of, Corcentric and North Mountain. For example, statements regarding the benefits of the proposed Business Combination, the anticipated timing of the proposed Business Combination, projections of future revenue or EBITDA, statements regarding anticipated growth in the industry in which Corcentric operates and anticipated growth in demand for Corcentric’s products or services, projections of Corcentric’s future financial results and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma”, “may”, “plan”, “possible”, “project”, “strive”, “budget”, “forecast”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.These forward-looking statements are based on current estimates and assumptions that are based on management’s current expectations and subject to numerous risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that a business combination disrupts current plans and operations of Corcentric; the ability to recognize the anticipated benefits of a business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to a business combination; changes in applicable laws or regulations; the possibility that Corcentric or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; Corcentric’s estimates of expenses and profitability; the evolution of the markets in which Corcentric competes; the inability of Corcentric to implement its business plan; the inability of Corcentric to satisfy regulatory and licensing requirements; the impact of the COVID-19 pandemic on Corcentric’s business.While the forward-looking statements included in this presentation, including the projected financial information, have been made in good faith and are based on assumptions we believe to be reasonable, there is no assurance the expected results will be achieved. Corcentric’s actual results may differ materially based on the risks and uncertainties noted and incorporated herein, and the inclusion of such information in the presentation should not be regarded as a representation by any person that the results reflected in such projections and other forward-looking statements will be achieved. The risks and uncertainties described and incorporated in this presentation are not the only risks and uncertainties Corcentric may face. Additional risks and uncertainties not presently known to Corcentric, or that Corcentric currently considers immaterial, could also negatively affect the business, financial condition, results of operations, prospects, profits and value of the securities of Corcentric. You should read and carefully consider the other information in this presentation and the section entitled “Risk Factors” in the Registration Statement.

 Important Notices (continued)    2  Use of ProjectionsThis presentation contains financial forecasts for Corcentric with respect to certain financial results for Corcentric’s fiscal years through 2023. Neither North Mountain’s nor Corcentric’s independent auditors have not audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Corcentric or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Since the projections cover multiple years, such information by its nature becomes less reliable with each successive year.Non-GAAP Financial MeasuresThis presentation contains certain financial information, such as EBITDA, EBITDA CAGR, EBITDA Margin, Adjusted EBITDA, Adjusted gross profit, Adjusted gross profit margin, which have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). North Mountain and Corcentric believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Corcentric’s financial condition and results of operations. North Mountain and Corcentric believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Corcentric’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in Corcentric’s financial statements. Given the inherent uncertainty regarding projections, projected non-GAAP measures have not been reconciled back to the nearest GAAP measure. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. You should review North Mountain’s and Corcentric’s audited financial statements, included in the Registration Statement. Please refer to the Appendix for a reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.TrademarksThis presentation contains trademarks, service marks, trade names and copyrights of North Mountain, Corcentric and other companies, which are the property of their respective owners.Participants in the SolicitationNorth Mountain, North Mountain’s sponsor, Corcentric and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of North Mountain, in connection with the proposed Business Combination. Information regarding North Mountain’s directors and executive officers is contained in North Mountain’s Annual Report on Form 10-K for the year ended December 31, 2021, which is filed with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of Corcentric and other persons who may be deemed participants in the Business Combination may be obtained by reading the Registration Statement and the proxy statement/prospectus and other relevant documents filed with the SEC. Free copies of these documents may be obtained as described above.No Offer or SolicitationThis presentation is for informational purposes only and shall not constitute a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed Business Combination. This presentation shall also not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale, issuance, or transfer of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

 Today’s presenters  Corcentric  Doug ClarkFounder, CEO,and Chairman  Matt ClarkPresident and COO  3  Tom SabolCFO  Chuck BernickerCEO, President,and Director  North Mountain Merger Corp.   Fritz SmithChief Revenue Officer

North Mountain overview

Who we are and what we offer

Proprietary sourcing channels and **leading industry relationships** with strategic corporates and financial sponsors

Strong track record of **identifying** and **sourcing transactions** with proven **playbook of value creation**

Extensive public company experience at CardConnect and First Data

$132M equity capital raised in September 2020 via a listing on the Nasdaq

Anchor investors and significant portion of **committed capital from long-term investors**

Execution and structuring capability within the Financial Technology sector

NMMC is an Ideal Partner for Corcentric

NMMC Management Team Led Billtrust to Success

+ Successful Billtrust de-SPAC
  - Announced combination with Billtrust in October 2020
  - Pro forma enterprise value of $1.3B, equal to 10.5x 2021 multiple
  - 1-day post announcement price impact: **15.6%**
+ Completed successful follow-on offering of $127M[1] on 06/30/2021
+ Billtrust is a **leading provider of cloud-based software and integrated payment processing solutions** that simplify and automate B2B commerce
+ Billtrust provides **mission-critical solutions that automate accounts receivable workflows.** Solutions span credit decisioning and monitoring, online ordering, invoicing, cash application and collections
+ **Huge TAM with strong tailwinds in B2B commerce** and electronic billing and payments billtrust

100%+
Net dollar retention

$56B+
Total Payment Volume

1,800+
Clients in the mid-market enterprise space across various industries

$1T+
Invoice dollars processed, reflecting large total addressable market

CardConnect Stock Price Performance

NMMC Management Team Led CardConnect to Success

CCN outperforms the S&P 500 by +30% over ~1 year



First Data Corp. announces acquisition of CardConnect for $15.00 per share
CardConnect
52.5%
CardConnect announces merger with FinTech Acquisition Corp
CardConnect merger completed
S&P 500
20.4%
Mar 16
May 16
Aug 16
Nov 16
Jan 17
Apr 17
Jun 17

corcentric

Source: Company filings and Factset.
(1) Includes executed greenshoe on 7/01/2021

4

   Doug ClarkFounder, CEO,and Chairman  Introduction to Corcentric

 Our mission is to transform how businesses purchase, pay, and get paid      6

Corcentric at a glance

Platform Overview

WHAT WE DO

Source-to-Pay (S2P)

Order-to-Cash (O2C)

Proprietary B2B Commerce Network

HOW WE DO IT


Software
Payments
Advisory services

BUSINESS OUTCOMES DELIVERED

- + Enable growth
- + Optimize working capital
- + Increase EBITDA
- + Enhance visibility
- + Increase business agility
- + Minimize risk

By the Numbers

SCALE

2,500+	$100B+	$140B+
Customers and growing	Platform transaction volume	Estimated global B2B software & services revenue opportunity[1]

PERFORMANCE

$145M	32%	106%
2022E Payment, Software and Advisory revenue	2022E Payment, Software and Advisory revenue growth	Dollar-based net retention[2]

PROFITABILITY

68%	$42M	47%
2022E adj. gross margin from Payment, Software and Advisory	2022E adj. EBITDA[3]	2021 – 2023E adj. EBITDA CAGR[3]

corcentric

Note: Adjusted gross profit / margin and adjusted EBITDA are non-GAAP metrics. Definitions and reconciliations are provided in the appendix
(1) Derived by multiplying the number of large and mid-size enterprise companies per Dun & Bradstreet by average total revenues (excluding payments revenues) per customer; data as of 6/21/21
(2) As of December 31, 2021; (3) Excludes estimated public company costs of $4.8M and $7.8M for 2022E and 2023E, respectively

7

Our experienced, founder-led management team



Doug Clark
Founder, CEO, and Chairman
25+ years



Matt Clark
President and COO
20+ years



Tom Sabol
CFO
TRANSACT | Rimini Street | HYPERCOM



Mark Joyce
EVP and Chief Accounting Officer
15+ years



Fritz Smith
Chief Revenue Officer
IHS Markit | P2



Ed Benack
Chief Customer Officer
cvent | Microsoft | MONSTER



Buffi Gibbons
Chief HR Officer
Evidera | PPD | UBC



Manish Jaiswal
Chief Product Officer
SAP | ARIBA



Sunil Padiyar
Chief Technology Officer
CBRE | facilitysource | SALES LOGIX



Sophie Hubscher
General Counsel & SVP
Altisource | mongoDB

corcentric
8

 B2B commerce still relies on highly-manual, legacy solutions  9  Order-to-Cash  Source-to-Pay Workflow  Order-to-Cash Workflow                                              Payment Acceptance                                          PO Acceptance  Cash Application       Contract / Purchase order  Invoice  Resend invoice (if error)  Write / Print check  Mail Check  Shipment of Goods  Sourcing  Source-to-Pay          Invoice Disbursement   Payment Disbursement  PO Creation  Reconciliation  Receipt of Goods                Sourcing  Invoice Acceptance

We are connecting buyers and suppliers with a B2B commerce network



BUYERS
Multi-modal Payments
Source-to-Pay
S2P Software
O2C Software
Order-to-Cash
Multi-modal Payments
SUPPLIERS

Connecting **Source-to-Pay** and **Order-to-Cash** creates a powerful flywheel effect corcentric

Source: Management reporting

10

We have been innovating in B2B commerce for over 25 years

1996 — Early adopter of ACH+ payments and supply chain financing at scale

2008 — Launched Corcentric 3-way matching for invoices

2010 — Acquired and launched cloud-based Accounts Payable automation solution COR360

2018 — SourceOne — Boosted procurement and finance Advisory capabilities via SourceOne acquisition

2019 — Determine — Optimized modular source-to-pay tools and expanded global footprint via Determine acquisition

2019 — Netsend — Strengthened AR invoicing/document distribution capabilities and expanded global footprint via Netsend acquisition

2020 — BregalSagemount — Raised first growth equity capital from Bregal Sagemount

2020 — vendorin — Strengthen AP Payments capabilities via Vendorin acquisition

2021 — North Mountain Merger Corp. — Signed merger agreement with NMMC and plan to list publically

Corcentric is well-positioned to lead the next wave of innovation in B2B commerce corcentric 11

   Matt ClarkPresident and COO  Corcentric’s market opportunity and value proposition

The B2B commerce industry is massive

We are early adopters of payment solutions with $100B+ in transaction volume on our network today

Estimated global B2B software & services revenue opportunity[2]

$2B+ embedded whitespace opportunity[3]

$145M 2022E payments, software and advisory revenue

corcentric



$120T+
B2B transaction volume globally[1]
$140B+
Source-to-Pay (S2P) +
Order-to-Cash (O2C)

corcentric

Source: (1) Visa Investor Day Presentation (2020); available at https://s1.q4cdn.com/050606653/files/doc_presentations/2020/02/Visa-Inc-2020-Investor-Day-Full-Presentation.pdf; (2) Derived by multiplying the number of large and mid-size enterprise companies per Dun & Bradstreet by average total S2P and O2C revenues per customer; data as of 6/21/21; (3) Calculated by multiplying 2,500 customers by the revenue opportunity for a fully engaged customer and then subtracting 2021E revenue, whitespace includes payments revenue opportunity; reference slide 16

13

 14        Corcentric addresses the entire B2B value chain    Focus  O2C  S2P (Procurement & AP)O2C (AR)  AP / AR  S2P  End market  Enterprise / Mid-market  Enterprise / Mid-market  SMBs  Enterprise   Integrated payments  Core competency    Early days  Customers  1,800+4  2,500+  115,6003  2,000+1  Source: (1) Coupa Investor Presentation (June 2021); (2) Avidxchange press release (August 13, 2021); (3) Bill.com FY21 Q3 10Q; (4) Billtrust FY20 10K; (5) Visa Investor Day Presentation (2020); available at https://s1.q4cdn.com/050606653/files/doc_presentations/2020/02/Visa-Inc-2020-Investor-Day-Full-Presentation.pdf; (6) Coupa S-1, 4/03/2017; (7) Avidxchange S-1, 9/17/2021; (8) Bill.com S-1, 12/12/2019  AP  Mid-market    7,000+2  Transaction volume opportunity  $120T volume5  $120T+ volume5  $9T volume8  $13T volume6  $25T volume7  

 15  Corcentric’s value proposition  Corcentric’s end-to-end software & payment solutions automate B2B processes and…  3  1  Generates high customer ROI  2  Drives operational improvement  Optimizes working capital and cash flow  …deliver a compelling value proposition to its customers  1  Sourcing    1  Sourcing  2  PO Creation  3  PO Acceptance  5  Receipt of Goods  4  Shipment of Goods  7  Invoice Acceptance  6  Invoice Disbursement  8  Payment Disbursement  9  Payment Acceptance  11  Reconciliation  10  Cash Application                                                                                                                              Source: Management reporting  BUYERS  SUPPLIERS

Unparalleled monetization across the B2B value chain

Corcentric leverages a combination of software, payments and advisory services…


ADVISORY
S2P
Sourcing
SOFTWARE
S2P
eSourcing / Contracting
S2P
Procurement
S2P
AP Automation
O2C
Invoicing / e-Billing
PAYMENTS
S2P / O2C
Payment Solutions
O2C
Supply Chain Financing
O2C
Collections / Credit Mgmt
O2C
Cash Application

Illustrative economics:

Advisory Services **~$100,000** / year

\+

SaaS Subscription Source to Pay **~$150,000** / year

\+

SaaS Subscription Order to Cash **~$100,000** / year

\+

Payments (Multiple Modalities) **~250** bps of volume

…to fully monetize each buyer / supplier transaction, providing multiple "bites at the apple" that others are unable to manage corcentric Source: Management reporting

16

Source-to-Pay solutions


Sourcing
Analytics
Supplier Management
Contract Lifecycle Management
Procurement
Invoice Management
Financial Management
Payments + Financing
Source-to-Pay Solutions
Software
Payments
Advisory services

Analytics
Uncover insights that drive smarter spend decisions

Sourcing
Improve supplier selection and drive savings

Supplier Management
Build stronger supplier relationships and manage risk

Contract Lifecycle Management
Automate the entirety of a contract lifecycle

Procurement
Control spend and improve compliance

Invoice Management
Automate invoice processing

Financial Management
Improve spend management and reporting

Payments + Financing
Automate multimodal payment disbursement

corcentric 17

Order-to-Cash solutions


Invoicing
+ eBillling
Dispute Management
Credit Management
Collections Management
Software
Payments
Advisory services
Order-to-Cash Solutions
Cash Application
Analytics
Supply Chain Financing
Managed AR Services

Credit Management
Assess and issue lines of credit

Invoicing + eBilling
Automate invoice creation and distribution

Dispute Management
Dispute, resolve, and mitigate issues

Collections Management
Employ best-practice collection processes

Cash Application
Streamline payment collection and reconciliation

Supply Chain Financing
Set flexible payment terms

Managed AR Services
Fully outsource AR management

Analytics
Uncover actionable insights on O2C and payments

corcentric
18

Corcentric simplifies Order-to-Cash



SUPPLIERS
Single, consolidated payment
Invoice Delivery
+
Management
BUYERS
Payments
Multimodal Payments
ORDER – TO – CASH SOLUTIONS
Customer Support
Software
Payments
Advisory services
Invoicing + eBilling
Credit Management
Analytics
ManagedAR Services
Supply Chain Finance
Cash Application
Collections Management
Dispute Management
wipro
genpact
accenture
Deloitte.
Capgemini
Cognizant
kyriba
Connectivity
highradius
billtrust
Bill.com
NETSUITE
nvoicepay
BlueVine
Bank of America
JPMorganChase
CLEARBANC
WELLS FARGO
citibank
IBM
tableau
Microsoft
SISENSE
DOMO
taulia
PR
previse
DEMICA

corcentric
19

 Corcentric removes process and system integration friction  20                    Order-to-Cash customer

A superior Order-to-Cash solution

FUNDAMENTAL CHALLENGES WITH EXISTING SOLUTIONS	CORCENTRIC'S O2C SOLUTION BENEFITS
Cash flow uncertainty	Cash flow certainty
Antiquated billing	Bad debt elimination
Long DSO's	Enhanced customer satisfaction
Poor customer onboarding / service	Unlocked resources through automation
High dispute frequency	Streamlined cash application
Lack of spend visibility	Immediate revenue growth

corcentric
21

Proprietary B2B commerce network of buyers and suppliers



$100B+
Platform transaction volume
Multi-modal Payments
O2C Software
Source-to-Pay
Order-to-Cash
450K+
BUYERS
1.4M+
SUPPLIERS
S2P Software
Multi-modal Payments

Connecting **Source-to-Pay** and **Order-to-Cash** creates a powerful flywheel effect corcentric Source: Management reporting
22

Built on an integrated, modern technology stack

TECHNOLOGY SOLUTIONS

Source-to-Pay (S2P)	Proprietary B2B commerce network	Order-to-Cash (O2C)

TECHNOLOGY ARCHITECTURE

Cloud native	Multi-tenant	Single code base

PERCONA · redis · elasticsearch · mongoDB · php · graylog · python · docker
Linux · HTML CSS JS · MySQL · node · amazon web services · ZABBIX

Integration Partners

ERPs

ORACLE · NETSUITE · SAP · QAD · Microsoft Dynamics · LAWSON · sage

Ability to serve as a single pane of glass over multiple ERP solutions

3rd Party networks

numen · READSOFT · SAP Ariba · coupa · BEROE · TRADESHIFT · salesforce · ecovadis · dun & bradstreet

Network of networks created via integrations with suppliers and buyers

KEY DIFFERENTIATORS

+ Multi-tenant architecture with single code base
+ Platform-as-a-Service with apps
+ Robust Extension Framework as part of the core platform
+ Unique way to manage applications using AWS and an online builder
+ No-code low-code app framework
+ Full service-oriented architecture (restful APIs)
+ Business Innovation Lab focused on disruptive technologies like AI / ML and blockchain corcentric

23

Blue chip customer base and significant embedded whitespace opportunity

Top 100 Customers by End Market



Manufacturing
34%
Consumer/Retail
15%
Healthcare
14%
Distribution
6%
Transportation
6%
Food/Beverage
5%
Finance
3%
Other
17%

KEY STATS

2,500+
total customers

106%
Dollar-based net retention[1]

$100B+
Platform transaction volume

$2B+
Total whitespace[2]

corcentric

Source: (1) As of December 31, 2021; (2) Calculated by multiplying 2,500 customers by the revenue opportunity for a fully engaged customer and then subtracting 2021E revenue, whitespace includes payments revenue opportunity

24

Transforming S2P for a Fortune 500 global chemical and ingredients distributor

CHALLENGES

- Large tail spend
- Limited visibility into supplier contracts and end user compliance
- Lean sourcing and procurement team
- Decentralized procurement activities
- Limited subject matter expertise

SOLUTION

Customer

↑

Spend analysis and procurement / AP workflows

↓

corcentric

↑

Automatically distributed POs and matched all incoming invoices

↓

Supplier

IMPACT (SINCE MARCH 2020)

$6.5M
realized savings

$300M
in spend reviewed and addressed

4x
ROI

50+
workflows and processes impacted

138
North American production sites serviced

Global Deployment
plans are underway

corcentric
25

Unlocking value for one of the largest tire and rubber companies…

CHALLENGES

+ Enrollment delays
+ Slow response times
+ Poor customer experience
+ Decrease in sales

SOLUTION

O2C Customer

↑

Improvement and management of billing, credit and AR services

↓

corcentric

↑

Analyzed supplier data and assessed credit risk

↓

Supplier

IMPACT (SINCE AUGUST 2018)

>10%
Sales increase

Visibility
into consumer spend and behavior increased

DSO
Decreased significantly

Working Capital
enhanced materially

Customer Complaints
reduced substantially

Customer Engagement
improved considerably

corcentric
26

…a success story on multiple levels

NETWORK EFFECT

Multiple levers driving increased value

- Converted GPO supplier to O2C customer
- Speed to revenue and ability to quickly integrate
- Seamless top customer transition



LAND AND EXPAND

Delivering outcomes that lead to growth

- Executed and delivered outcomes with their largest customer
- Outcomes delivered leads to more of their customers being onboarded
- Drives continuous cycle of execution, validation, stickiness and revenue growth



WIN – WIN – WIN

Value creation for customer, its customers, and Corcentric

- Customer benefits from our solution but so do its customers
- Unique combination of capabilities paired with balanced O2C/S2P perspective
- Stickiness and revenue growth



corcentric

27

Deploying our full suite of services for Daimler

CHALLENGES

- Refining billing and support services across Daimler's vast dealer network
- Enabling e-invoicing
- Finding the right partner to manage billing and collections

SOLUTION

DAIMLER

↑

Enhanced invoice capabilities and support services

↓

corcentric

↑

Validating supplier data for payments

↓

Supplier

IMPACT (SINCE FEBRUARY 2012)

59%
DSO reduction

17.6k
unique connections between dealer and buyer ERP & POS systems

86%
decrease in disputes

Invoice
processing substantially increased

Double-digit
growth in revenues realized

Customer
acquisition and retention improved significantly

corcentric

28

Multiple vectors driving growth and upside

Massive Cross-Sell Opportunity

$2B+
Whitespace opportunity

Payments Monetization

3%
Of existing transaction volume monetized

Win New Customers

15
Sales efficiency[1]

International Expansion

12
Countries served today

Strategic M&A

3
Acquisitions in last 3 years

New Products & Innovation

87
R&D team members

Note: Data as of June 17, 2021. (1) Corcentric tracks sales efficiency as a function of Business Development Representative (BDR) productivity; [1] BDR is able to close ~15 new logos annually

29

Significant opportunity to monetize the $100B+ of transaction volume on our platform

$100B+
Corcentric platform transaction volume

$2.7B+
Monetized transaction volume in 2021

MONETIZATION METHODS

SOURCE-TO-PAY
Automate AP payment disbursement across payment types

- Supply chain financing
- Virtual card
- Enhanced ACH
- Aggregate purchasing

ORDER-TO-CASH
Optimize cash flow and streamline AR payment acceptance

- Supply chain financing
- Merchant acquiring
- Enhanced ACH

corcentric

30

   Go-to-market strategy  Fritz SmithChief Revenue Officer

Go-to-market strategy

DIRECT SALES



Make the sale
Sell
Deliver
Implement the solution
CUSTOMER
Support
Delight
Drive retention / renewals
Foster customer satisfaction

- Platform-based sales
- Teams organized by vertical and customer size
- Strong network effect sales model
- Payments as a core competency enables cross-sell and upsell into O2C and S2P solutions

INDIRECT SALES



REFERRALS
PARTNERS
RESELL
Payment partners
Integration partners
Technology partners

- Point solution
- Broader customer reach
- Cost effective customer acquisition strategy
- Higher margin

corcentric

Note: Bookings data based on 2021

32

 Strategic alignment around go-to-market complementing sales plays  33  Repeatable sales motion aligned to enable specific teams to successfully sell a solution to a specific set of customers and personas                        Channel  Target Persona  Team  Territory  Solution  Message

CFOs face unique challenges

Poor Cash Flow Management

Complexities in B2B commerce, including opaqueness in each step along the value chain, results in companies **mismanaging cash flow**

Inefficient Legacy Systems & Processes

40%+[1] of B2B transaction volume is still processed through **paper checks,** which is manual, expensive, and prone to error

Proliferation of Point Solutions

Proliferation of point solutions result in **the need to purchase many systems and solutions** that come with high costs and poor integration

Complex Integration Requirements

Hundreds of available accounting and reporting systems pose **business and integration challenges**

High Costs

Traditional B2B commerce represent a **staggering proportion of expenses** that directly eat into company bottom lines

(1) PMNTS.com "Deep Dive: Why Paper Checks Still Factor Into B2B Firms' Payment Optimization Plans" (2021)

corcentric 34

Corcentric's unique all-in-one solution

Source-to-pay

Source

Managed accounts payable

DPO Extension

Analytics
Sourcing
Supplier Management
Contract Lifecycle Management
Procurement
Invoice Management
Financial Management
Payments + Financing



Platform
Payments
Trade Finance
Managed Service

Purchase | Pay | Get Paid

Order-to-cash

Settle

Managed accounts receivable

DSO Reduction

Credit Management
Invoicing + Billing
Dispute Management
Collections Management
Cash Application
Receivables Finance
Managed AR Services
Analytics

corcentric
35

 Office of the CFO: Go-to-Market  36                      Growth  Risk  Taxation & Regulatory  Governance & Compliance  Financial Reporting & Accounting  Capital Management  Funding for Growth  Cost Control & Efficiency                                                                                    O2C – Managed AR/EIPP PaymentsS2P – Upstream, P2P, AP Workflow, Managed AP  OFFER SET via ADVISORY INSIGHT:  Vision Alignment: The Sales ExecutiveValue Assessment: Advisory Services (light, no charge)Business Operations Workshop: Solutions Engineering (Pull SW sale)  SALES MOTION

   Financial overview  Tom SabolChief Financial Officer

Financial highlights

Significant scale	Rapid growth	High retention	High gross margins	Attractive profitability
$145M	32%	106%	68%	44%
2022E Payment, Software and Advisory revenue	2022E Payment, Software and Advisory revenue growth[1]	Dollar-based net retention[2]	2022E adj. gross margin from Payment, Software and Advisory	2022E adj. EBITDA YoY growth[3]

corcentric

Note: Adjusted gross profit / margin and adjusted EBITDA are non-GAAP metrics. Definitions and reconciliations are provided in the appendix
(1) Compared to 2021 payment, software and advisory revenue of $110M; (2) As of December 31, 2021; (3) Excludes estimated public company costs of ~$4.8M

38

Our revenue model (excluding equipment sales)

PAYMENTS

- Per transaction processing fees
- Based on either a percentage of dollar volume or a fee per number of electronic transactions
- Multiple monetization methods drive a premium take rate



56%
2021 revenue

SOFTWARE

- Tiered subscription pricing
- Contracted recurring revenue
- Evergreen contracts



30%
2021 revenue

ADVISORY SERVICES

- Fees from implementations and consulting services
- Generally charged on per project or hourly rate



14%
2021 revenue

Note: The remainder of our revenues are generated through equipment sales corcentric

39

 40    Strong underlying operating metrics driving top line growth  +1,137bps  Total monetized transaction volume ($M)  Dollar-based net revenue retention  Note: 2019 dollar-based net revenue retention analysis includes only revenues from Cor360 and CorConnect; Definitions for Total monetized transaction volume and Dollar-based net revenue are provided in the appendix

 41  67%  67%  68%  Adj. Payment, Software and Advisory Margins  Substantial investments in organic and inorganic opportunities to capture the significant market opportunity  Compelling financial profile  2020  2019  2021  GAAP Revenue ($M)  Adjusted EBITDA ($M)  Adjusted gross profit ($M)  Note: Adjusted gross profit / margin and adjusted EBITDA are non-GAAP metrics. Definitions and reconciliations are provided in the appendix  8%  10%  7%  7%  3%  10%  Adj. Equipment Sales Margins      2020  2019  2021        Advisory  Payment  Software    EquipmentSales    $110  $101  $103

 42  Adjusted EBITDA ($M)2  Adjusted gross profit ($M)  Financial projections  68%  68%  72%  CAGR  47%  CAGR  Note: Adjusted gross profit / margin and adjusted EBITDA are non-GAAP metrics. Definitions and reconciliations are provided in the appendix(1) Company does not forecast equipment sales revenue, because the business is managed from the Gross Profit perspective; (2) Excludes estimated public company costs of ~$4.8M and ~$7.8M for 2022E and 2023E, respectively   Payment, Software and Advisory revenue ($M)1  10 %  Adj. Payment, Software & Advisory Margins  Adj. Equipment Sales Margins  2022E  2021  2023E  33%  CAGR  30%

 43  Payment, Software and Advisory revenue 2023E  Payment, Software and Advisory revenue 2021  Business mix evolution (excluding equipment sales)    Software and payments revenues are recurring or re-occuring in nature  86%  Recurring or re-occuring revenue    87%    Source: Management reportingNote: The remainder of our revenues are generated through equipment sales  Recurring or re-occuring revenue

 44  Medium-term operating model    Payment, Software and Advisory revenue growth  Adj. EBITDA growth1  30%+  25%+  Payment, Software and Advisory adj. gross margin  70%+  Note: 3-5 year targets; Adjusted gross profit / margin and adjusted EBITDA are non-GAAP metrics. Definitions and reconciliations are provided in the appendix(1) Includes public company costs                    Target %

   Doug ClarkFounder, CEO,and Chairman  Conclusion

 Corcentric key highlights    Large TAM with strong tailwinds in B2B commerce  Unmatched combination of cloud-based software, payments and advisory services  Unique combination of strong revenue growth and profitability  Multiple vectors driving growth and upside  Enterprise and mid-market customer base across diversified industry verticals  Comprehensive, end-to-end suite of source-to-pay and order-to-cash solutions   Proprietary B2B commerce network of buyers and suppliers                                                                                          46

   Thank you

   Transaction highlights

Transaction summary

Transaction highlights

- Pro forma enterprise value of $1.229B
  - 2023E adj. revenue multiple of 6.5x
- Corcentric shareholders to receive $1,013M
  - $893M in rollover equity and $120M in secondary proceeds
- $50M PIPE investment into Corcentric in connection with the merger
- Corcentric to receive $27M in primary proceeds to fund growth[1]
- North Mountain Merger Corp. to receive 1 of 7 board seats

Sources

($M)	
Corcentric Rollover Equity	$893
NMMC Cash in Trust[1]	$132
PIPE Proceeds	$50
Total Sources	**$1,075**

Uses

($M)	
Corcentric Rollover Equity	$893
Secondary Proceeds	$120
Cash to Balance Sheet[2]	$27
Estimated Transaction Expenses[3]	$35
Total Uses	**$1,075**

Pro forma capitalization (at $10.00 per share)[4]

($M)	
Implied Pro Forma Equity Value[4]	$1,101
Pro Forma Debt[5]	$140
Pro Forma Cash[5]	$12
Pro Forma Enterprise Value	**$1,229**

Pro forma ownership at closing[6]



12.0%
NMMC Public Shareholders
81.1%
Existing Corcentric Shareholders
4.5%
PIPE Investors
2.4%
NMMC Founder Shares

Note: Transaction assumes a $50M PIPE at $10.00, no redemptions by NMMC public shareholders, $27M cash to the balance sheet, and $120M cash to existing Corcentric shareholders; Corcentric has a unilateral $150M minimum cash condition, net of SPAC acquirer fees. The minimum cash condition may be reduced to $125M net of SPAC acquirer fees with the consent of Corcentric; Figures may not sum due to rounding; (1) Assumes no redemptions by NMMC public shareholders; (2) $12M of cash dedicated to the balance sheet with residual being using to pay down debt; (3) Illustrative transaction fees and expenses for both SPAC and target; (4) Includes 89.3M Corcentric shares, 13.2M NMMC common shares, 5.0M PIPE shares, and 2.6M NMMC sponsor shares (excludes 2.1M NMMC sponsor shares subject to price vesting conditions); Excludes tranches subject to time triggers and early price releases (5) Pro-forma capitalization as of 12/31/21; (6) Assumes $10.00 per share; Excludes the dilutive impact of NMMC public warrants, Corcentric earnout, founder share earnout, and the new, to-be-established equity incentive plan; 4.7M SPAC sponsor shares are issued and outstanding immediately post Closing, including exchanged warrant shares; Excludes 2.1M founder shares subject to earnout, vesting ratably at $12.50 per share and $15.00 per share; Excludes tranches subject to time triggers and early price releases corcentric 49

 50  Peer select operating metrics  CY22E Adj. gross margin  Software and FinTech Median2  Source: Company materials; FactSet as of 4/04/2022(1) Represents Payment, Software, and Advisory revenue + gross profit on equipment sales (2) Paymentus is based off net revenue  CY22E Adj. EBITDA margin  CY21E-CY23E Adj. revenue CAGR  1

Peer select trading metrics



corcentric[1]
Bill.com
coupa
billtrust
avidxchange
Software and FinTech Median[2]
Avalara
BLACKLINE
DocuSign
Paymentus
flywire
FV / CY23E Adj. revenue
6.5x
28.4x
10.1x
5.2x
3.9x
8.1x
FV / CY23E Adj. revenue / CY23E adj. revenue growth
0.2x
0.8x
0.5x
0.2x
0.2x
0.4x
FV / CY23E Adj. gross profit
8.8x
34.9x
14.0x
7.1x
5.9x
12.2x
FV / CY23E Adj. gross profit / CY23E revenue growth
0.3x
1.0x
0.7x
0.3x
0.3x
0.5x

CY23E Adj. revenue growth	28%	34%	20%	22%	20%	21%

Source: Company materials; FactSet as of 4/04/2022
(1) Represents Payment, Software, and Advisory revenue + gross profit from equipment sales (2) Paymentus is based off net revenue corcentric 51

   Appendix

Corcentric financial summary

($M)	2019	2020	Year ended December 31, 2021	2022E	2023E
Payment Revenue	$51	$50	$62	$85	$118
% growth	*14%*	*(3%)*	*25%*	*37%*	*39%*
Software Revenue	$22	$31	$33	$36	$43
% growth	*129%*	*42%*	*6%*	*11%*	*19%*
Advisory Revenue	$30	$21	$15	$23	$25
% growth	*19%*	*(30%)*	*(27%)*	*53%*	*7%*
Total Payment, Software, and Advisory Revenue	**$103**	**$101**	**$110**	**$145**	**$186**
% growth		*(2%)*	*8%*	*32%*	*29%*
Equipment Sales Revenue	$42	$73	$44	-	-
% growth		*76%*	*(40%)*	-	-
Total Revenue	**$145**	**$175**	**$154**	**-**	**-**
% growth		*21%*	*(12%)*	-	-
Adjusted Gross profit from Payment, Software, and Advisory Revenue	**$68**	**$67**	**$74**	**$98**	**$135**
% margin	*67%*	*67%*	*68%*	*68%*	*72%*
Adjusted Gross profit from Equipment Sales	**$3**	**$2**	**$4**	**$5**	**$4**
% margin	*7%*	*3%*	*10%*	-	-
Total Adjusted Gross profit	**$71**	**$70**	**$79**	**$103**	**$139**
% margin	*49%*	*40%*	*51%*	-	-
Adj. EBITDA[1]	**$32**	**$27**	**$29**	**$42**	**$63**
% growth		*(16%)*	*7%*	*45%*	*50%*
CapEx	$11	$14	$17	$24	$19
% Total Revenue	*8%*	*8%*	*11%*	-	-

Source: Company materials
Note: Company does not forecast equipment sales revenue, because the business is managed from the Gross Profit perspective
(1) 2022E and 2023E adjusted EBITDA excludes estimated public company costs of $4.8M and $7.8M respectively corcentric

53

 Revenue & Gross profit reconciliation    54  Source: Company materialsNote: Adjusted gross profit / margin are non-GAAP financial measures; Zero values represent numbers less than $500,000     Payment, Software and Advisory         Equipment Sales         Total         Year ended December 31,         Year ended December 31,         Year ended December 31,      ($M)  2019A  2020A  2021A     2019A  2020A  2021A     2019A  2020A  2021A  Revenues  $103   $101   $110      $42   $73   $44      $145   $175   $154   Direct cost of equipment sales  (35)  (34)  (36)     (39)  (71)  (40)     (73)  (105)  (75)  Depreciation and amortization allocated to costs of revenue  (12)  (14)  (19)     -  -  -     (12)  (14)  (19)  Gross profit  $56   $53   $55      $3   $2   $4      $59   $55   $60                                       Depreciation and amortization  12  14  19     -  -  -     12  14  19  Stock-based compensation expense included in cost of revenues  0  0  0     -  -  -     0  0  0  Adjusted Gross Profit (Non-GAAP)  $68   $67   $74      $3   $2   $4      $71   $70   $79                             Gross margin  55%  52%  50%     7%  3%  10%     41%  32%  39%  Adjusted gross margin (Non-GAAP)  67%  67%  68%     7%  3%  10%     49%  40%  51%

 EBITDA reconciliation    55     Year ended December 31,      ($M)  2019  2020  2021  Net (loss) income   ($4)   $3    ($33)  Adjustments:        Interest expense, net   9    7    9   Provision (benefit) for income taxes   (1)   (5)   1   Depreciation and amortization   17    19    24   Earnings Before Interest Taxes Depreciation and Amortization   $21    $23    $2           Adjustments:        Stock-based compensation expense   1    2    24   Foreign currency (gain) loss   (0)   0    (0)  Equity in (income) loss of affiliate   0    (0)   (0)  Change in Contingent Consideration   2   0  0  Acquisition costs   3    1    0   Acquisition Accounting Adjustments   5    (1)   -   Restructuring and strategic project expenses   0    1    3   Adjusted EBITDA (Non-GAAP)   $32    $27    $29   Source: Company materialsNote: Adj. revenue, Adj. Gross profit and Adj. EBITDA are non-GAAP financial measures; Zero values represent numbers less than $500,000

Condensed income statement

($M)	Year ended December 31, 2019	2020	2021
Revenue:			
Payment, Software and Advisory revenue	$103	$101	$110
Equipment sales	42	73	44
Total revenues	**$145**	**$175**	**$154**
Direct costs of revenues (excluding depreciation and amortization shown separately below):			
Direct costs of Payment, Software and Advisory revenue	$35	$34	$36
Direct costs of equipment sales	39	71	40
Total direct costs of revenue	**$73**	**$105**	**$75**
Operating expenses:			
Research and development	$2	$2	$3
Sales and marketing	29	27	27
General and administrative	18	18	47
Depreciation and amortization	17	19	24
Change in fair value of contingent consideration	2	-	-
Total operating expenses	**$67**	**$65**	**$101**
Operating (loss) income	**$4**	**$4**	**($22)**
Net income:			
Interest expense	($9)	($7)	($9)
Interest income	0	0	0
Foreign exchange gain (loss)	0	(0)	0
Loss before income taxes and equity in income (loss) of affiliate	(5)	(2)	(31)
(Provision) benefit for income taxes	1	5	(1)
Equity in income (loss) of affiliate	(0)	0	0
Net (loss) income	**($4)**	**$3**	**($33)**

corcentric

Source: Company materials

Note: Adj. Gross profit and Adj. EBITDA are non-GAAP financial measures; Zero values represent numbers less than $500,000

56

Condensed balance sheet

($M)	As of December 31, 2019	As of December 31, 2020	As of December 31, 2021
Assets			
Cash and cash equivalents	$12	$11	$10
Accounts receivable, net	196	196	239
Rebates, fees, and other receivables	10	10	11
Inventories, prepaid expenses, and other current assets	14	20	18
Property and equipment, net	18	22	26
Goodwill	47	115	114
Other intangible assets, net	34	49	37
Other assets	6	5	13
Total assets	**$338**	**$427**	**$469**
Liabilities, mezzanine equity and stockholders' equity (deficit)			
Current portion of long-term debt, net	$0	$1	$1
Accounts payable	117	136	153
Rebates payable	9	7	7
Accrued expenses and other current liabilities	36	22	27
Long-term debt, net	118	134	165
Deferred income taxes	-	0	2
Other liabilities	4	1	1
Total liabilities	**$285**	**$301**	**$355**
Mezzanine equity:			
Redeemable preferred stock	-	$88	$110
Redeemable common stock	8	5	5
Stockholders' equity (deficit):			
Total stockholders' equity (deficit)	**$45**	**$33**	**($1)**
Total liabilities, mezzanine equity and stockholders' equity (deficit)	**$338**	**$427**	**$469**

corcentric

Source: Company materials

Note: Adj. Gross profit and Adj. EBITDA are non-GAAP financial measures; Zero values represent numbers less than $500,000

57

    Year ended December 31,      ($M)  2019  2020  2021  Cash flows from operating activities:           Net (loss) income   ($4)   $3    ($33)  Adjustments to reconcile net (loss) income to net cash flows (used in) provided by operating activities:           Depreciation and amortization   $17    $19    $24   Stock-based compensation   1    2    24   Accounts receivable and other receivables   (5)   (0)   (46)  Accounts payable   9    18    17   Accrued expenses and other current liabilities   18    (17)   3   Other   (4)   (5)   1   Net cash (used in) provided by operating activities   $32    $19    ($10)  Cash flows from investing activities:           Purchases of property and equipment (including software development)   ($11)   ($14)   ($17)  Proceeds from the sale of property and equipment   0    0    1   Payments for acquisition (net of cash acquired)   (52)   (79)   -   Net cash used in investing activities   ($63)   ($93)   ($16)  Cash flows from financing activities:           Proceeds from line of credit   $2,017    $1,984    $2,233   Repayments on line of credit   (1,979)   (1,996)   (2,202)  Proceeds from term loan   -    20    -   Repayment of term loan   (1)   (1)   (1)  Other       (4)  Net cash provided by financing activities   $34    $73    $26           Net (decrease) increase in cash and cash equivalents   $2    ($1)   ($1)  Condensed statement of cash flows     Note: Adj. revenue, Adj. Gross profit and Adj. EBITDA are non-GAAP financial measures; Zero values represent numbers less than $500,000Includes: gain on sale of assets, bad debt expense, deferred income tax expense, amort. of debt issuance costs, change in fair value of contingent consideration, payment of contingent consideration on acquisitions, equity in loss (income) of affiliate, changes in operating assets and other liabilities, other assets & liabilities Includes: debt issuance costs, preferred stock issuance costs, proceeds from issuance of preferred stock, repurchases of common stock, proceeds from issuance of common stock, payment of contingent liabilities, payment of offering costs  1  2  58

 Glossary  Term  Definition  Accounts payable (AP)  Workflows associated with providing payment for goods and services purchased from other companies. AP is a sub-set of the source-to-pay process  Accounts receivable (AR)  Workflows associated with collecting payment from customers for goods and services provided. AR is a sub-set of the order-to-cash process  Enhanced ACH  Automated Clearing House (ACH) electronic funds-transfer system offered with additional capabilities and services that help streamline payment processing for suppliers (i.e. fully integrated remittance data)  Merchant acquiring  Merchant acquiring is the process in which a provider underwrites and enables merchants to accept card payments by acting as a link between merchants, issuers, and payment networks  Order-to-cash (O2C)  Order-to-cash is the comprehensive workflows spanning from the receipt of an order through to the cash application. AR is a subset of the order-to-cash process  Procurement  Procurement is the act of sourcing and obtaining goods or services for business purposes. Procurement is a part of the source-to-pay process  Source-to-pay (S2P)  Source-to-pay is the end-to-end process for obtaining goods and services. S2P includes, among other processes, procurement and accounts payable  Virtual card  Virtual cards are a type of temporary and highly secure digital charge card provided to merchants to enable electronic payments  59

 Glossary – KPI / Financial  Term  Definition  Adjusted EBITDA  Adjusted EBITDA is defined as net profit/(loss) plus depreciation and amortization expenses, income tax expense/(benefit), other expense/(income), stock-based compensation expense, severance costs and acquisition and integration costs and other one time costs  Adjusted gross profit  Adjusted gross profit is defined as total revenues less total direct costs of revenue, excluding depreciation and amortization,plus stock-based compensation expense included in total direct costs of revenue  Adjusted gross profit margin  Adjusted gross profit margin is defined as adjusted gross profit divided by revenue  Dollar-based net retention  Dollar-based net retention expresses the retained revenue from current customers as a percentage of revenue from the prior year after accounting for upsell, downsell, and churn  Monetized Transaction volume (MTV)  The dollar value of customer payment transactions that we process through our payment network and is a key driver of our payments revenue  Total whitespace  Total whitespace is calculated by multiplying 2,500 customers by the revenue opportunity for a fully engaged customer and then subtracting 2021E revenue; whitespace includes payments revenue opportunity  Transaction volume  Transaction volume refers to the total value of transactions processed during a specified period  60

 Risk factors  These Risk Factors are being provided to certain sophisticated institutional investors for potential investment in North Mountain Merger Corp. (“NMMC”) in connection with its proposed business combination with Corcentric, Inc. (“Corcentric”, “we”, “us” or “our”) (the “Business Combination”) and pursuant to which the combined company of Corcentric and NMMC will become a publicly traded operating company (“Combined Company” means Corcentric immediately after the Business Combination). Investing in the securities of NMMC (the “Securities”) to be issued in connection with the Business Combination involves a high degree of risk. Investors should carefully consider the risks and uncertainties inherent in an investment in us and in the Securities, including those described below, before subscribing for the Securities. If Corcentric cannot address any of the following risks and uncertainties effectively, or any other risks and difficulties that may arise in the future, Corcentric’s business, financial condition or results of operations could be materially and adversely affected. The risks described below are not the only ones Corcentric faces. Additional risks that Corcentric currently does not know about or that Corcentric currently believes to be immaterial may also impair its business, financial condition or results of operations. You should review the Investor Presentation and perform your own due diligence, prior to making an investment in NMMC.Risks Related to Corcentric’s Business and Industry:Corcentric may not sustain its current rate of growth in the future.Corcentric earns a substantial portion of its revenue from payment transactions and Corcentric’s growth is dependent upon the continued acceptance, security and adoption of its payment solutions.Because Corcentric recognizes subscription revenues over the term of the contract, fluctuations in new sales and customer cancellations may not be immediately reflected in Corcentric’s operating results and may be difficult to discern.Corcentric’s business depends substantially on its customers renewing their contracts and subscriptions and purchasing additional subscriptions from Corcentric. Corcentric’s business could be adversely affected if its customers are not satisfied with the services provided by Corcentric and do not renew their contracts or subscriptions.A limited number of customer relationships are responsible for a significant portion of Corcentric’s revenue and cash flow. In addition, Corcentric is subject to credit risk resulting from its managed accounts receivable solutions. A decrease in sales to these customers or a change in these customers’ financial condition could materially harm Corcentric’s business and operating results.If Corcentric fails to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations and payment methods, demand for product enhancements, new product features, and changing business needs, requirements or preferences, its products may become less competitive.The markets in which Corcentric participates are competitive, and if Corcentric does not compete effectively, its operating results could be harmed.Corcentric may require additional capital to support the growth of its business, and this capital might not be available on acceptable terms, if at all.Corcentric’s business depends, in part, on Corcentric’s relationships with third parties, including partnerships with financial institutions, third party service providers, processing providers and other financial services f any of Corcentric’s agreements with such financial institutions, third party service providers, processing providers, or financial services providers are terminated, Corcentric could experience service interruptions.The 2022 Russian invasion of Ukraine has affected and may continue to affect Corcentric's business operations.Acquisitions, strategic investments, partnerships, collaborations or alliances could be difficult to identify and integrate, divert the attention of management, disrupt Corcentric’s business, dilute New Corcentric stockholder value, and adversely affect Corcentric’s operating results and financial condition.  61

 Risk factors (cont’d)  If Corcentric fails to manage its growth effectively, Corcentric may be unable to execute on its plans and strategies, maintain and grow customer adoption and use of its products and services, or adequately address competitive challenges.Corcentric's ability to recruit, retain and develop qualified personnel is critical to its success and growth. If Corcentric is not able to effectively grow our sales and marketing organization, or grow an effective network of channel partners, it may be unable to increase its share of the existing markets or expand into new markets, which would inhibit its ability to grow and increase its profitability.If Corcentric fails to offer high-quality customer support, or if its support is more expensive than anticipated, its business and reputation could suffer.Corcentric’s private commerce network solutions strategy is in part dependent upon its ability to provide value to both buyers and suppliers within the network. Failure to do so could have a material adverse effect on Corcentric’s business and results of operations.Corcentric relies on fees and rebates that it receives from its private commerce network solutions suppliers. The failure to maintain contracts with these private commerce network solutions suppliers could adversely affect Corcentric’s business, financial condition and results of operations.Risks Related to Information Technology, Cybersecurity and Intellectual Property:Corcentric facilitates the transfer of customer funds daily, and is subject to the risk of errors, which could result in financial losses, damage to its reputation, or loss of trust in its brand, which would harm its business and financial results.If Corcentric’s security measures are breached or unauthorized access to customer data is otherwise obtained, Corcentric’s platform or products may be perceived as not being secure, customers may reduce the use of or stop using Corcentric’s products and platform and Corcentric may incur significant liabilities.Corcentric’s risk management efforts may not be effective to prevent fraudulent activities by its customers, employees or other third parties, which could expose Corcentric to material financial losses and liability and otherwise harm its business.If Corcentric fails to adequately protect its proprietary rights, its competitive position could be impaired and it may lose valuable assets, generate less revenue and incur costly litigation to protect its rights.Corcentric may be sued by third parties for various claims including alleged infringement of its proprietary rights, which could be costly and time-consuming to defend.Indemnity and liability provisions in various agreements potentially expose Corcentric to substantial liability for intellectual property infringement, data protection, and other losses.  62

 Risk factors (cont’d)  Risks Related to Regulation:Corcentric relies on various exemptions from licensing, and regulators may find that it has violated applicable laws or regulations.The regulatory environment Corcentric operates in is subject to constant change, and new regulations could make aspects of its business as currently conducted no longer possible.Risks Related to North Mountain and the Business Combination:There can be no assurance that New Corcentric Common Stock will be approved for listing on Nasdaq or that New Corcentric will be able to comply with the continued listing standards of Nasdaq.If the Business Combination’s benefits do not meet the expectations of investors or securities analysts, the market price of North Mountain’s securities or, following the Closing, New Corcentric’s securities, may decline. A market for our securities may not continue, which would adversely affect the liquidity and price of our securities.Following the consummation of the Business Combination, New Corcentric will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.The North Mountain Board did not obtain a fairness opinion in determining whether or not to proceed with the Business Combination and, as a result, the terms may not be fair from a financial point of view to the Public Stockholders.North Mountain’s Sponsor, officers and directors have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.  63

Kill transaction highlights
2/3 page – Corcentric. Add Fritz smith
1/3 NMMC

Presenters and Transaction summary

Corcentric



Doug Clark
Founder, CEO, and Chairman



Matt Clark
President and COO



Tom Sabol
CFO



Mark Joyce
EVP and Chief Accounting Officer

North Mountain Merger Corp.



Chuck Bernicker
CEO, President, and Director



Nick Dermatas
CFO and Secretary

Transaction highlights

Overview	+ North Mountain Merger Corp. (NASDAQ: NMMC) is a publicly-listed special purpose acquisition company with $132M in cash + $50M PIPE is being raised in support of the transaction
Valuation	+ Pro forma enterprise value of $1,200M, which represents 8.1x 2022E adjusted revenue of $149M
PF Capital Structure	+ Implied market cap[1]: $1,101M + Debt: $146M[2] + Cash: $48M[2]
Ownership[1]	+ 81.1% existing shareholders; 14.4% SPAC public shareholders and founder shares; 4.5% PIPE investors corcentric

Note: Figures may not sum due to rounding. (1) Includes 89.3M Corcentric shares, 13.2M NMMC common shares, 5.0M PIPE shares, and 2.6M NMMC sponsor shares (excludes 2.1M NMMC sponsor shares subject to price vesting conditions); Excludes tranches subject to time triggers and early price releases; (2) Includes Corcentric existing cash of $18M and existing debt of $146M as of 6/30/2021

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